UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Calamos Convertible & High Income Fund

(Name of Issuer)

Auction Rate Preferred Stock

(Title of Class of Securities)

12811P702
12811P603
12811P207
12811P504
12811P306
12811P405
(CUSIP Number)

February 28, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12811P702, 12811P603, 12811P207, 12811P504, 12811P306, 12811P405

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Royal Bank of Canada

2.	Check the Appropriate Box if a Member of a group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	714

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	714

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		714

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]

11.	Percent of Class Represented by Amount in Row (9)		22.3%

12.	Type of Reporting Person (See Instructions)		HC

CUSIP No. 12811P702, 12811P603, 12811P207, 12811P504, 12811P306, 12811P405

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

RBC Capital Markets Corporation

2.	Check the Appropriate Box if a Member of a group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	714

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	714

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		714

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]

11.	Percent of Class Represented by Amount in Row (9)		22.3%

12.	Type of Reporting Person (See Instructions)		BD

Item 1.
(a)	Name of Issuer Calamos Convertible & High Income Fund

(b)	Address of Issuer’s Principal Executive Offices 2020 Calamos Court C/O Calamos Advisors LLC Naperville, IL 60563

Item 2
(a)	Name of Person Filing
1. Royal Bank of Canada 2. RBC Capital Markes Corporation

(b)	Address of Principal Business Office or, if none, Residence
1. 200 Bay Street Toronto, Ontario M5J 2J5 Canada 2. One Liberty Plaza 165 Broadway New York, New York 10006

(c)	Citizenship
See Item 4 of the Cover Pages.

(d)	Title of Class of Securities Auction Rate Preferred Stock

(e)	CUSIP Number 12811P702, 12811P603, 12811P207, 12811P504, 12811P306, 12811P405
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The number of shares reported herein represents combined holdings as of February 28, 2009, in multiple series of auction rate preferred securities of the issuer, which are treated herein as one class of securities pursuant to the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no-action letter issued on September 22, 2008.

(a)	Amount beneficially owned: See Item 9 of the Cover Pages.
(b)	Percent of class: See Item 11 of the Cover Pages.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of the Cover Pages.
	(ii)	Shared power to vote or to direct the vote See Item 6 of the Cover Pages.
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of the Cover Pages.
	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of the Cover Pages.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

The amount of shares beneficially owned as of March 31, 2009, equaled 722 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
RBC Capital Markets Corporation is an indirectly wholly owned subsidiary of Royal Bank of Canada.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 7, 2009

ROYAL BANK OF CANADA

/s/ Bryan Osmar
Signature

Bryan Osmar/Senior Vice President
Name/Title

/s/ Bruce Macdonald
Signature
Bruce Macdonald/Executive Vice President
Name/Title
RBC CAPITAL MARKETS CORPORATION

*/s/John Penn
Signature
John Penn/Authorized Signatory
Name/Title

*This Schedule 13G was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on March 10, 2009 in connection with a Schedule 13G for BlackRock MuniHoldings Fund II, Inc., which power of attorney is incorporated herein by reference.

Index to Exhibits

Exhibit                                                                                                              Exhibit

A.                                                                                                                      Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of April 7 2009.

ROYAL BANK OF CANADA

/s/ Bryan Osmar
Signature

Bryan Osmar/Senior Vice President
Name/Title

/s/ Bruce Macdonald
Signature

Bruce Macdonald/Executive Vice President
Name/Title

RBC CAPITAL MARKETS CORPORATION

*/s/ John Penn
Signature

John Penn/Authorized Signatory
Name/Title

*This Schedule 13G was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on March 10, 2009 in connection with a Schedule 13G for BlackRock MuniHoldings Fund II, Inc., which power of attorney is incorporated herein by reference.